Exhibit 99.1




                            Explanation of Responses

(1) The reported securities are owned directly by Standard General Fund L.P., a Delaware limited partnership ("Standard General Fund").

(2) The reporting person, Mr. Nicholas Singer, a United States citizen ("Mr. Singer"), is a co-managing member of Standard General Management LLC, a Delaware limited liability company. Standard General Management LLC is the managing member of Standard General GP LLC, a Delaware limited liability company, which is the general partner of Standard General Fund and also the general partner of Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund"). In addition, Mr. Singer has a controlling interest in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General L.P., a Delaware limited partnership, and pursuant to investment management agreements, Standard General L.P. has all investment and voting power with respect to the securities held by Standard General Fund and Standard General Master Fund. Mr. Singer may be deemed to beneficially own the securities by virtue of the foregoing relationships. In accordance with instruction 5(b)(iv), the entire number of the securities that may be deemed to be beneficially owned by Mr. Singer is reported herein. Mr. Singer hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his pecuniary interest therein.

(3) On November 29, 2007, Standard General Master Fund entered into an equity swap agreement with a securities broker under which, upon expiration of the two-year term of the agreement, (a) if the product of $1,327,500 times the quotient of (i) the official closing price per RVEP common unit as quoted by NASDAQ at the end of the two-year period minus $11.25 (the "Initial Price") divided by (ii) the Initial Price (such product, the "Equity Amount") is a positive number, the broker will pay to Standard General Master Fund the Equity Amount, and (b) if the Equity Amount is a negative number, Standard General Master Fund will pay to the broker the absolute value of the Equity Amount. An amount equal to any dividends paid on 118,000 RVEP common units during the term of the agreement must be paid by the broker to Standard General Master Fund. During the term of the agreement, Standard General Master Fund will pay to the broker "interest" on $1,327,500.

(4) On November 29, 2007, Standard General Master Fund entered into an equity swap agreement with a securities broker under which, upon termination of the agreement on January 5, 2009, (i) if the product of $1,125,000 times the quotient of (i) the official closing price per RVEP common unit as quoted by NASDAQ as of December 30, 2008 minus $11.25 (the "Initial Price") divided by (ii) the Initial Price (such product, the "Equity Amount") is a positive number, the broker will pay to Standard General Master Fund the Equity Amount, and (b) if the Equity Amount is a negative number, Standard General Master Fund will pay to the broker the absolute value of the Equity Amount. An amount equal to any dividends paid on 100,000 RVEP common units during the term of the agreement must be paid by the broker to Standard General Master Fund. During the term of the agreement, Standard General Master Fund will pay to the broker "interest" on $1,125,000.